David W. Freese

Associate

+1.215.963.5862

david.freese@morganlewis.com

April 25, 2019

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

Kathy Churko

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Frost Family of Funds N-14 Filing (File No. 333-230339)

Dear Mr. Be and Ms. Churko:

On behalf of our client, Frost Family of Funds (the “Registrant”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) via telephone, regarding the Registrant’s registration statement on Form N-14 (the “Registration Statement”), filed on March 15, 2019, with respect to the following reorganizations: (i) the reorganization of the Frost Growth Equity Fund, a series of The Advisors’ Inner Circle Fund II, into the Frost Growth Equity Fund, a newly created series of Frost Family of Funds; (ii) the reorganization of the Frost Mid Cap Equity Fund, a series of The Advisors’ Inner Circle Fund II, into the Frost Mid Cap Equity Fund, a newly created series of Frost Family of Funds; (iii) the reorganization of the Frost Value Equity Fund, a series of The Advisors’ Inner Circle Fund II, into the Frost Value Equity Fund, a newly created series of Frost Family of Funds; (iv) the reorganization of the Frost Low Duration Bond Fund, a series of The Advisors’ Inner Circle Fund II, into the Frost Low Duration Bond Fund, a newly created series of Frost Family of Funds; (v); the reorganization of the Frost Municipal Bond Fund, a series of The Advisors’ Inner Circle Fund II, into the Frost Municipal Bond Fund, a newly created series of Frost Family of Funds; (iv) the reorganization of the Frost Total Return Bond Fund, a series of The Advisors’ Inner Circle Fund II, into the Frost Total Return Bond Fund, a newly created series of Frost Family of Funds and (vii) the reorganization of the Frost Credit Fund (together with the Frost Growth Equity Fund, Frost Mid Cap Equity Fund, Frost Value Equity Fund, Frost Low Duration Bond Fund, Frost Municipal Bond Fund and Frost Total Return Bond Fund, the “Target Funds,” and each, a “Target Fund”), a series of The Advisors’ Inner Circle Fund II, into the Frost Credit Fund (together with the Frost Growth Equity Fund, Frost Mid Cap Equity Fund, Frost Value Equity Fund, Frost Low Duration Bond Fund, Frost Municipal Bond Fund and Frost Total Return Bond Fund, the “Acquiring Funds,” and each, an “Acquiring Fund”), a newly created series of Frost Family of Funds. Below, we have briefly summarized your comments and questions, followed by our responses. Certain of the responses are based on information provided by the Target Trust and Frost Investment Advisors, LLC (“Frost Investment Advisors”), the investment adviser of the Target Funds and the Acquiring Funds, for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Raymond Be, Esq.

Kathy Churko

April 25, 2019

Proxy Statement/Prospectus

Accounting Comments

1.	Comment. In the “Summary of Key Information – How do the Funds’ expenses compare? – Other Expenses” section, please explain why the expenses of certain Acquiring Funds will increase relative to those of their corresponding Target Funds.

Response. The requested changes have been made.

2.	Comment. In the “Summary of Key Information – How do the Funds’ expenses compare? – Expense Limitation Agreements” section, please disclose whether the Adviser is entitled to recoup previously waived fees or reimbursed expenses pursuant to the terms of the expense limitation agreements or fee waivers in place.

Response. The requested changes have been made.

3.	Comment. Please disclose each Target Fund’s available capital loss carryforwards in the “Federal Income Tax Considerations” section.

Response. The requested change has been made.

4.	Comment. Please disclose the estimated costs of the Reorganizations in the “Costs of the Reorganization” section.

Response. The requested change has been made.

5.	Comment. In Exhibit A, please disclose the terms of any contractual expense limitation agreement in a footnote to each fee table showing the effect of such agreement. Please include a description of the Adviser’s ability to recoup previously waived fees and reimbursed expenses.

Response. The requested changes have been made.

Disclosure Review Comments

6.	Comment. Comments made to the disclosure for one Fund or in one section of the Registration Statement apply to the same disclosure for other Funds or other sections of the Registration Statement.

Response. The requested changes have been made.

Raymond Be, Esq.

Kathy Churko

April 25, 2019

7.	Comment. Please incorporate comments made by the Staff to the Trust’s Registration Statement filing on Form N-1A (SEC Accession No. 0001398344-18-018438) to corresponding disclosure in the Registration Statement.

Response. The requested changes have been made.

8.	Comment. Please supplementally explain why including the term “Value” does not cause the Frost Value Equity Fund’s name to be misleading under Section 35(d) of the 1940 Act in light of the Fund’s focus on dividend paying stocks and other metrics not traditionally associated with value funds.

Response. The Adviser believes that the principal investment strategy as currently described is consistent with the principal investment strategy of a fund that includes the word “value” in its name. The strategy first describes the metrics that the Adviser evaluates when assessing whether a stock has the potential to increase in value over time: dividends, cash flows, competitive advantages and balance sheet fundamentals. The strategy then notes that the Adviser seeks to identify “stocks with an attractive valuation based on intrinsic, absolute and relative value.” Taken as a whole, the disclosure describes a principal investment strategy designed to seek stocks with a potential to increase in value over time based on multiple fundamental indicators, but that are currently undervalued by the market. The Adviser believes this strategy is consistent with that of a conventional “value” fund.

9.	Comment. In the “Comparison of Principal Investment Strategies” section, please identify the Frost Total Return Bond Fund’s benchmark in the second sentence of the first paragraph of its principal investment strategies disclosure.

Response. The requested change has been made.

10.	Comment. Regarding the final paragraph in the “Non-Fundamental Policies” section, please confirm supplementally that all material investment restrictions are disclosed in the Proxy Statement/Prospectus.

Response. The Trust confirms that that all material investment restrictions are disclosed in the Proxy Statement/Prospectus.

11.	Comment. In the first paragraph of the “Payment of Redemption Proceeds” section of Exhibit B, explain briefly a scenario in which a Fund “may take up to seven days to pay redemption proceeds.”

Response. The Trust is required to disclose the information required by Item 11 of Form N-1A pursuant to Item 5(a) of Form N-14. Item 11(c)(7) of Form N-1A requires a registrant to disclose the “number of days following receipt of shareholder redemption requests in which [it] typically expects to pay out redemption proceeds to redeeming shareholders” and the typical number of days based on each method of payment used if the number of days differs by method of payment. The disclosure referenced in this Comment is intended to inform investors that, notwithstanding the fact that the Trust typically sends redemption proceeds within one business day of receipt of the redemption order, the Trust is permitted under the 1940 Act to pay redemption proceeds up to seven days after receipt of the redemption order. The disclosure referenced in this Comment is not intended to disclose a longer redemption period based on method of payment. Accordingly, the Trust believes that the current disclosure satisfies the requirements of Form N-1A and respectfully declines to make the requested change.

Raymond Be, Esq.

Kathy Churko

April 25, 2019

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese

David W. Freese